Dejour Energy Inc. to Present May 28, 2014 in NYC at
SeeThruEquity’s 3rd Annual Microcap Conference

VANCOUVER, British Columbia May 15, 2014 -- Dejour Energy Inc. (NYSE MKT:DEJ / TSX:DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, announces that CEO Robert Hodgkinson will present at SeeThruEquity’s Microcap Investor Conference on May 28, 2014 at 10:00 am. The Conference will be held at Convene Grand Central in midtown Manhattan.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (71,500 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

About SeeThruEquity, LLC

SeeThruEquity is an equity research and corporate access firm focused on companies with less than $1 billion in market capitalization. The research is not paid for and is unbiased. We do not conduct any investment banking or commission based business. We are approved to contribute our research to Thomson Reuters One (First Call), Capital IQ, FactSet, Zacks and distribute our research to our database of opt-in investors. We also contribute our estimates to Thomson Estimates, the leading estimates platform on Wall Street.

For more information visit http://www.seethruequity.com/.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law

Robert L. Hodgkinson, Chairman & CEO
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050 Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations – New York
Craig Allison
Phone: 914.882.0960
Email: callison@dejour.com

Follow Dejour Energy’s latest developments on:
Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy